(212) 318-6095

thomaspeeney@paulhastings.com

November 7, 2025

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli ETFs Trust
File Numbers: 333-238109; 811-23568

Dear Ms. Rowland:

On behalf of Gabelli Asset ETF (the “Fund”), a series of Gabelli ETFs Trust, a Delaware statutory trust (the “Trust”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this letter in response to the Staff’s recent oral comments to the undersigned received on July 30, 2025, in relation to Post-Effective Amendment No. 14 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) (Accession Number 0001829126-25-004754). As requested, the Fund has filed this letter at least five business days prior to the effectiveness of the Registration Statement in accordance with ADI 2019-07, after which the Fund will file a post-effective amendment (the “Amendment”) to the Registration Statement that will include appropriate revisions in response to the Staff’s comments.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised certain disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

General Comments

Comment 1: Please be reminded that the company and its management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, actions, or absence of actions by the Commission.

Response: The Fund acknowledges the Staff’s comment.

Comment 2: Please provide your responses to the Staff’s comments at least five business days prior to the filing’s effective date. Also, where a comment is made with respect to disclosure in the filing, it will apply to all similar disclosures found elsewhere.

Response: The Fund acknowledges the Staff’s comments and confirms that the Fund shall furnish responses at least five business days in advance of the effective date.

November 7, 2025

Comment 3: The Staff notes that two series of the Trust named “Gabelli Asset ETF” appear on the EDGAR database. Please explain why the Trust is launching a new series that has the same name as an existing series.

Response: The Fund, a newly created series of the Trust, is distinct from a series of the Trust that was previously named “Gabelli Asset ETF” and later renamed as “Gabelli Automation ETF” (the “Legacy ETF”). By way of background, the Legacy ETF commenced operations on January 5, 2022 under the name “Gabelli Asset ETF” and was renamed in connection with a change to its investment strategy, which change became effective on June 6, 2022. The Trust made EDGAR filings for the Legacy ETF under Series ID S000069044 (Gabelli Asset ETF), starting with the Trust’s initial Form N-1A filing on May 8, 2020. However, when the Legacy ETF was renamed, instead of changing the series name in the EDGAR system, a third-party vendor mistakenly created new Series ID S000076599 (Gabelli Automation ETF), and the Trust began making EDGAR filings for the Legacy ETF under that new Series ID S000076599 starting with the 485APOS filing made on April 5, 2022. Thereafter, the Trust also made several EDGAR filings for the Legacy ETF under Series ID S000069044 (Gabelli Asset ETF). To avoid further confusion, the Trust has changed the name associated with Series ID S000069044 from “Gabelli Asset ETF” to “Gabelli Asset ETF – No Longer Offered” and has deactivated that series identifier in the EDGAR system. In June 2025, the Trust created new Series ID S000095250 (Gabelli Asset ETF), which is now used for the Fund.

PROSPECTUS

Comment 4: On page 2 of the Prospectus, in the paragraph under the heading “Fees and Expenses of the Fund,” please move the third sentence to a footnote under the fee table.

Response: The Fund respectfully acknowledges the comment and has moved the referenced sentence to a footnote below the fee table.

Comment 5: On page 2 of the Prospectus, please delete the “5 Years” and “10 Years” columns in the Expense Example.

Response: The Fund respectfully acknowledges the comment and has deleted the “5 Year” and “10 Year” columns.

Comment 6: On page 3 of the Prospectus, under “Principal Investment Strategies,” the disclosure states that “the Fund strives to earn a 10% real rate of return.” Please delete this statement or explain why it complies with Rule 156 under the Securities Act of 1933, as amended. In addition, if the statement is not deleted, please add disclosure explaining what is meant by “real” rate of return.

Response: The Fund does not believe that presenting a targeted rate of return in the context used, and as stated, is misleading or that it may be characterized as an implied representation of future performance. The language merely states that the Fund will strive to achieve the specified rate of return. The Fund has revised the disclosure as follows:

“In making stock selections, the Fund strives to earn a 10% “real” rate of return (i.e., the actual return after inflation is taken into account).”

November 7, 2025

Comment 7: On page 3 of the Prospectus, under “Principal Investment Strategies,” the disclosure states that “the Fund invests at least 80% of its assets in stocks that are listed on a recognized securities exchange or similar market.” Please explain in the disclosure what constitutes a “similar market.”

Response: The Fund respectfully acknowledges the comment and has revised the disclosure as follows:

“Under normal market conditions, the Fund invests at least 80% of its assets in stocks that are listed on a recognized securities exchange or similar market, such as the National Market System of the Financial Industry Regulatory Authority, Inc. (FINRA).”

Comment 8: On page 3 of the Prospectus, under “Principal Investment Strategies,” the disclosure states: “[t]he Fund may invest up to 25% of its total assets in securities of non-U.S. issuers.” Given the inclusion of “Emerging Markets Risk” as a principal risk of the Fund, please indicate in the disclosure whether the referenced 25% of the Fund’s total assets could include securities of issuers in emerging market countries.

Response: The Fund respectfully acknowledges the comment and has removed “Emerging Markets Risk” as a principal risk, as the Fund does not intend to invest in emerging market securities as a principal investment strategy.

Comment 9: On page 3 of the Prospectus, under “Principal Investment Strategies,” the disclosure states: “[m]any of the common stocks the Fund will buy will not pay dividends; instead, stocks will be bought for the potential that their prices will increase, providing capital appreciation for the Fund.” Please explain how the Fund intends to achieve its secondary investment objective, which is to “provide current income.”

Response: The Fund respectfully notes that while some portfolio holdings will not pay dividends, the Fund expects other portfolio holdings to produce income (in the form of dividends or interest) and intends to distribute a portion of such income to shareholders.

Comment 10: On page 5 of the Prospectus, under “Principal Risks,” the disclosure states: “[t]he Fund may invest in warrants and rights (other than those acquired in units or attached to other securities) that entitle the holder to buy equity securities at a specific price for or at the end of a specific period of time.” Given this statement in the “Principal Risks” section, please disclose, in the “Principal Investment Strategies” section, the types of rights that the Fund may purchase.

Response: The Fund respectfully acknowledges the comment and has revised the disclosure in the “Principal Investment Strategies” section as follows:

“The Fund may also buy warrants and rights (other than those acquired in units or attached to other securities) that entitle the holder to buy equity securities at a specific price for or at the end of a specific period of time ~~which are rights to purchase securities at a specified time at a specified price~~.”

November 7, 2025

Comment 11: In the “Principal Risks” section, please add disclosure regarding preferred stock or indicate which risk disclosures apply to preferred stock.

Response: The Fund respectfully acknowledges the comment and has added the following disclosure in the “Principal Risks” section:

“●	Preferred Stock Risk. Preferred stocks are susceptible to general market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. The dividend on a preferred stock may be changed or omitted by the issuer, and participation in the growth of an issuer may be limited.”

Comment 12: In the “Principal Risks” section, please disclose that where all or a portion of the ETF’s underlying securities trade in a market that is closed, when the market in which the ETF shares are listed and trading is open, there may be changes between the last quote from the closed foreign market, and the value of such security during the ETF’s domestic trading day. In addition, please disclose that this, in turn, could lead to differences between the market price of the ETF shares and the underlying value of those shares.

Response: The Fund respectfully acknowledges the comment and has revised the “Market Trading Risk” disclosure in the “Principal Risks” section as follow:

“●	Market Trading Risk. Individual Fund shares may be purchased and sold only on a national securities exchange or alternative trading system through a broker-dealer, and may not be directly purchased or redeemed from the Fund. There can be no guarantee that an active trading market for shares will develop or be maintained, or that their listing will continue unchanged. Buying and selling shares may require you to pay brokerage commissions and expose you to other trading costs. Due to brokerage commissions and other transaction costs that may apply, frequent trading may detract from realized investment returns. Trading prices of shares may be above, at, or below the Fund’s NAV, will fluctuate in relation to NAV based on supply and demand in the market for shares and other factors, and may vary significantly from NAV during periods of market volatility. The return on your investment will be reduced if you sell shares at a greater discount or narrower premium to NAV than when you acquired shares. In addition, the market price of shares includes a “bid-ask spread” charged by the market makers or other participants that trade the shares. The spread of the Fund’s shares varies over time based on the Fund’s trading volume and market liquidity and may increase if the Fund’s trading volume, the spread of the Fund’s underlying securities, or market liquidity decrease.

November 7, 2025

Where all or a portion of the Fund’s underlying securities trade in a foreign market that is closed when the domestic market in which the Fund’s shares are listed and trading is open, there may be changes between the last quote from the closed foreign market and the value of such underlying security during the Fund’s domestic trading day. This could lead to differences between the market price of the Fund’s shares and the underlying value of the shares.”

Comment 13: If investing in convertible securities is a principal investment strategy, please add disclosure regarding convertible securities in the “Principal Investment Strategies” and “Principal Risk” sections.

Response: The Fund confirms that investing in convertible securities is not a principal investment strategy, and therefore the Fund has not added disclosure regarding convertible securities in the “Principal Investment Strategies” and “Principal Risk” sections.

Comment 14: If the Fund expects to invest in contingent convertible securities, please consider what disclosure, if any, would be appropriate. The type and location of the disclosure will depend on, among other things, the extent to which the Fund invests in contingent convertible securities and the characteristics of such securities. In addition, if investing in contingent convertible securities is a principal investment strategy, please add related disclosure in the “Principal Risks” section.

Response: The Fund may invest in contingent convertible securities, but not as a principal investment strategy. The Fund has added the following disclosure in the Statement of Additional Information (“SAI”):

“Contingent Convertible Securities

One type of mandatory convertible security in which the Fund may invest is contingent convertible securities, sometimes referred to as “CoCos.” CoCos are a form of hybrid debt security typically issued by banking institutions. CoCos are a newer form of instrument and the regulatory environment for these instruments continues to evolve.

CoCos have fully discretionary coupons. This means coupons can potentially be cancelled at the banking institution’s discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses. The liquidation value of a CoCo may be adjusted downward to below the original par value or written off entirely under certain circumstances. The write-down of the security’s par value may occur automatically and would not entitle holders to institute bankruptcy proceedings against the issuer. In addition, an automatic write-down could result in a reduced income rate if the dividend or interest payment associated with the security is based on the security’s par value. Coupon payments may also be subject to approval by the issuer’s regulator and may be suspended in the event there are insufficient distributable reserves. Due to uncertainty surrounding coupon payments, CoCos may be volatile and their price may decline rapidly in the event that coupon payments are suspended.

November 7, 2025

The value of CoCos is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for the CoCos; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general.”

Comment 15: Given the inclusion of “Emerging Markets Risk” and “Eurozone Investment Risks” disclosures in the Prospectus, please add related disclosure in the “Principal Investment Strategies” section.

Response: The Fund respectfully acknowledges the comment and has removed “Emerging Markets Risk” and “Eurozone Investment Risks” from the Prospectus, as the Fund does not intend to invest in issuers in emerging markets or Europe as a principal strategy.

STATEMENT OF ADDITIONAL INFORMATION

Comment 16: In the “Investment Restrictions” section of the SAI, please disclose the Fund’s 80% policy and state that the 80% policy is non-fundamental.

Response: The Fund respectfully acknowledges the comment and has added the following disclosure in the “Investment Restrictions” section of the SAI:

“The Fund has adopted a policy to invest, under normal circumstances, at least 80% of its net assets in stocks that are listed on a recognized securities exchange or similar market, such as the National Market System of the Financial Industry Regulatory Authority, Inc. (FINRA) (the “80% Policy”). The 80% Policy is not fundamental and may be changed without shareholder approval. The Fund will provide shareholders with at least 60 days’ prior notice of any change in the 80% Policy.”

Sincerely,

/s/ Thomas D. Peeney
Thomas D. Peeney

CC:	Michael R. Rosella Kevin R. Brown John C. Ball Peter Goldstein